ANGLO AMERICAN

02015360

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Secretary's Office

A J Guthrie
Companies Secretary

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8752
e-mail tguthrie@angloamerican.co.uk

1 February, 2002

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public Press Releases relating to:

- Anglo Coal further consolidates its position to meet global coal demand.
- Change in director's share interests

PROCESSED
MAR 0 5 2002
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
Anglo American plc

A J Guthrie
Company Secretary

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 20 2002
WASH, D.C. 354

Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

On 28 January to 31 January 2002 both days inclusive, the Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 55,436 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,475,239 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 31 January 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

N Jordan

Secretary

1 February 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

On 28 January to 31 January 2002 both days inclusive, the Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 55,436 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,475,239 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 31 January 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

N Jordan

Secretary

1 February 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

On 28 January to 31 January 2002 both days inclusive, the Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 55,436 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,475,239 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 31 January 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

N Jordan

Secretary

1 February 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

On 28 January to 31 January 2002 both days inclusive, the Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 55,436 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,475,239 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 31 January 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

N Jordan

Secretary

1 February 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

On 28 January to 31 January 2002 both days inclusive, the Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 55,436 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,475,239 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 31 January 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

N Jordan

Secretary

1 February 2002

ANGLO AMERICAN

News Release

01 February 2002

ANGLO COAL FURTHER CONSOLIDATES ITS POSITION TO MEET GLOBAL COAL DEMAND

Anglo American plc announces that a consortium comprising (in equal parts) subsidiaries of Anglo American plc, BHP Billiton plc and Glencore International AG (the Consortium) has signed an agreement with Exxon Mobil Corporation for the purchase of all the ownership interests in International Colombia Resources Corporation LLC (Intercor).

Intercor has a 50% interest in, and is the operator of, the Cerrejon Zona Norte coal complex (CZN) in Colombia. The net asset value of Intercor is US$366 million. The other 50% interest in CZN was acquired by the Consortium from the Colombian Government in November 2000. Following completion, CZN will be 100% owned and operated by the Consortium.

CZN is Colombia's largest producer and exporter of steam coal and comprises a surface coal mine, currently producing approximately 19 million tonnes per annum of high quality thermal coal for export to international markets, a 150 kilometre railway line and a port.

Subject to the satisfaction of certain conditions, completion is expected to take place within a month. The individual members of the Consortium will each fund their pro-rata share of the purchase consideration.

Over the past five years, Anglo Coal has undertaken an international diversification, adding significant interests in Australia, Colombia and Venezuela to its strong position in South Africa. Today, Anglo Coal is the 4th largest private sector coal producer in the world.

Tony Redman, Chairman and CEO of Anglo Coal said, "Anglo Coal's broadening geographic supply base is well positioned to meet the demands of global coal markets. The group is now in a position to concentrate on optimising operations and exploring brownfields expansions to current operations."

In addition to the investment in CZN, Anglo American plc, BHP Billiton plc and Glencore International AG each have a 33.3% interest in Carbones del Cerrejon (CdelC), which is located in the Guajira Department of northern Colombia and is

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

contiguous with CZN. Significant operational synergies have been identified that can be released through combining the two operations.

CdelC and CZN are export-focused mines producing high quality, thermal coal. The combined current production is 22mtpa of which Anglo Coal's attributable share will increase from 4.2mtpa to 7.3mtpa. Opportunities exist to expand the combined operation and further reduce unit operating costs.

Proven reserves of CZN and CdelC total 400 million tonnes, with additional probable reserves of 550 million tonnes. The total resources, including mineable reserves, exceed 2.5 billion tonnes.

For further information:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730
Mobile: +27 82 448 2684

Media Relations
Marion Dixon
Tel: +27 11 638 3001
Mobile: +27 82 775 5520

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

News Release

01 February 2002

ANGLO COAL FURTHER CONSOLIDATES ITS POSITION TO MEET GLOBAL COAL DEMAND

Anglo American plc announces that a consortium comprising (in equal parts) subsidiaries of Anglo American plc, BHP Billiton plc and Glencore International AG (the Consortium) has signed an agreement with Exxon Mobil Corporation for the purchase of all the ownership interests in International Colombia Resources Corporation LLC (Intercor).

Intercor has a 50% interest in, and is the operator of, the Cerrejon Zona Norte coal complex (CZN) in Colombia. The net asset value of Intercor is US$366 million. The other 50% interest in CZN was acquired by the Consortium from the Colombian Government in November 2000. Following completion, CZN will be 100% owned and operated by the Consortium.

CZN is Colombia's largest producer and exporter of steam coal and comprises a surface coal mine, currently producing approximately 19 million tonnes per annum of high quality thermal coal for export to international markets, a 150 kilometre railway line and a port.

Subject to the satisfaction of certain conditions, completion is expected to take place within a month. The individual members of the Consortium will each fund their pro-rata share of the purchase consideration.

Over the past five years, Anglo Coal has undertaken an international diversification, adding significant interests in Australia, Colombia and Venezuela to its strong position in South Africa. Today, Anglo Coal is the 4th largest private sector coal producer in the world.

Tony Redman, Chairman and CEO of Anglo Coal said, "Anglo Coal's broadening geographic supply base is well positioned to meet the demands of global coal markets. The group is now in a position to concentrate on optimising operations and exploring brownfields expansions to current operations."

In addition to the investment in CZN, Anglo American plc, BHP Billiton plc and Glencore International AG each have a 33.3% interest in Carbones del Cerrejon (CdelC), which is located in the Guajira Department of northern Colombia and is

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

contiguous with CZN. Significant operational synergies have been identified that can be released through combining the two operations.

CdelC and CZN are export-focused mines producing high quality, thermal coal. The combined current production is 22mtpa of which Anglo Coal's attributable share will increase from 4.2mtpa to 7.3mtpa. Opportunities exist to expand the combined operation and further reduce unit operating costs.

Proven reserves of CZN and CdelC total 400 million tonnes, with additional probable reserves of 550 million tonnes. The total resources, including mineable reserves, exceed 2.5 billion tonnes.

For further information:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730
Mobile: +27 82 448 2684

Media Relations
Marion Dixon
Tel: +27 11 638 3001
Mobile: +27 82 775 5520

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

01 February 2002

ANGLO COAL FURTHER CONSOLIDATES ITS POSITION TO MEET GLOBAL COAL DEMAND

Anglo American plc announces that a consortium comprising (in equal parts) subsidiaries of Anglo American plc, BHP Billiton plc and Glencore International AG (the Consortium) has signed an agreement with Exxon Mobil Corporation for the purchase of all the ownership interests in International Colombia Resources Corporation LLC (Intercor).

Intercor has a 50% interest in, and is the operator of, the Cerrejon Zona Norte coal complex (CZN) in Colombia. The net asset value of Intercor is US$366 million. The other 50% interest in CZN was acquired by the Consortium from the Colombian Government in November 2000. Following completion, CZN will be 100% owned and operated by the Consortium.

CZN is Colombia's largest producer and exporter of steam coal and comprises a surface coal mine, currently producing approximately 19 million tonnes per annum of high quality thermal coal for export to international markets, a 150 kilometre railway line and a port.

Subject to the satisfaction of certain conditions, completion is expected to take place within a month. The individual members of the Consortium will each fund their pro-rata share of the purchase consideration.

Over the past five years, Anglo Coal has undertaken an international diversification, adding significant interests in Australia, Colombia and Venezuela to its strong position in South Africa. Today, Anglo Coal is the 4th largest private sector coal producer in the world.

Tony Redman, Chairman and CEO of Anglo Coal said, "Anglo Coal's broadening geographic supply base is well positioned to meet the demands of global coal markets. The group is now in a position to concentrate on optimising operations and exploring brownfields expansions to current operations."

In addition to the investment in CZN, Anglo American plc, BHP Billiton plc and Glencore International AG each have a 33.3% interest in Carbones del Cerrejon (CdelC), which is located in the Guajira Department of northern Colombia and is

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

contiguous with CZN. Significant operational synergies have been identified that can be released through combining the two operations.

CdelC and CZN are export-focused mines producing high quality, thermal coal. The combined current production is 22mtpa of which Anglo Coal's attributable share will increase from 4.2mtpa to 7.3mtpa. Opportunities exist to expand the combined operation and further reduce unit operating costs.

Proven reserves of CZN and CdelC total 400 million tonnes, with additional probable reserves of 550 million tonnes. The total resources, including mineable reserves, exceed 2.5 billion tonnes.

For further information:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730
Mobile: +27 82 448 2684

Media Relations
Marion Dixon
Tel: +27 11 638 3001
Mobile: +27 82 775 5520

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

01 February 2002

ANGLO COAL FURTHER CONSOLIDATES ITS POSITION TO MEET GLOBAL COAL DEMAND

Anglo American plc announces that a consortium comprising (in equal parts) subsidiaries of Anglo American plc, BHP Billiton plc and Glencore International AG (the Consortium) has signed an agreement with Exxon Mobil Corporation for the purchase of all the ownership interests in International Colombia Resources Corporation LLC (Intercor).

Intercor has a 50% interest in, and is the operator of, the Cerrejon Zona Norte coal complex (CZN) in Colombia. The net asset value of Intercor is US$366 million. The other 50% interest in CZN was acquired by the Consortium from the Colombian Government in November 2000. Following completion, CZN will be 100% owned and operated by the Consortium.

CZN is Colombia's largest producer and exporter of steam coal and comprises a surface coal mine, currently producing approximately 19 million tonnes per annum of high quality thermal coal for export to international markets, a 150 kilometre railway line and a port.

Subject to the satisfaction of certain conditions, completion is expected to take place within a month. The individual members of the Consortium will each fund their pro-rata share of the purchase consideration.

Over the past five years, Anglo Coal has undertaken an international diversification, adding significant interests in Australia, Colombia and Venezuela to its strong position in South Africa. Today, Anglo Coal is the 4th largest private sector coal producer in the world.

Tony Redman, Chairman and CEO of Anglo Coal said, "Anglo Coal's broadening geographic supply base is well positioned to meet the demands of global coal markets. The group is now in a position to concentrate on optimising operations and exploring brownfields expansions to current operations."

In addition to the investment in CZN, Anglo American plc, BHP Billiton plc and Glencore International AG each have a 33.3% interest in Carbones del Cerrejon (CdelC), which is located in the Guajira Department of northern Colombia and is

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

contiguous with CZN. Significant operational synergies have been identified that can be released through combining the two operations.

CdelC and CZN are export-focused mines producing high quality, thermal coal. The combined current production is 22mtpa of which Anglo Coal's attributable share will increase from 4.2mtpa to 7.3mtpa. Opportunities exist to expand the combined operation and further reduce unit operating costs.

Proven reserves of CZN and CdelC total 400 million tonnes, with additional probable reserves of 550 million tonnes. The total resources, including mineable reserves, exceed 2.5 billion tonnes.

For further information:

Anglo American - London

Investor Relations	Media Relations
Nick von Schirnding	Kate Aindow
Tel: +44 20 7698 8540	Tel: +44 20 7698 8619

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001
Mobile: +27 82 448 2684	Mobile: +27 82 775 5520

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

01 February 2002

ANGLO COAL FURTHER CONSOLIDATES ITS POSITION TO MEET GLOBAL COAL DEMAND

Anglo American plc announces that a consortium comprising (in equal parts) subsidiaries of Anglo American plc, BHP Billiton plc and Glencore International AG (the Consortium) has signed an agreement with Exxon Mobil Corporation for the purchase of all the ownership interests in International Colombia Resources Corporation LLC (Intercor).

Intercor has a 50% interest in, and is the operator of, the Cerrejon Zona Norte coal complex (CZN) in Colombia. The net asset value of Intercor is US$366 million. The other 50% interest in CZN was acquired by the Consortium from the Colombian Government in November 2000. Following completion, CZN will be 100% owned and operated by the Consortium.

CZN is Colombia's largest producer and exporter of steam coal and comprises a surface coal mine, currently producing approximately 19 million tonnes per annum of high quality thermal coal for export to international markets, a 150 kilometre railway line and a port.

Subject to the satisfaction of certain conditions, completion is expected to take place within a month. The individual members of the Consortium will each fund their pro-rata share of the purchase consideration.

Over the past five years, Anglo Coal has undertaken an international diversification, adding significant interests in Australia, Colombia and Venezuela to its strong position in South Africa. Today, Anglo Coal is the 4th largest private sector coal producer in the world.

Tony Redman, Chairman and CEO of Anglo Coal said, "Anglo Coal's broadening geographic supply base is well positioned to meet the demands of global coal markets. The group is now in a position to concentrate on optimising operations and exploring brownfields expansions to current operations."

In addition to the investment in CZN, Anglo American plc, BHP Billiton plc and Glencore International AG each have a 33.3% interest in Carbones del Cerrejon (CdelC), which is located in the Guajira Department of northern Colombia and is

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

contiguous with CZN. Significant operational synergies have been identified that can be released through combining the two operations.

CdelC and CZN are export-focused mines producing high quality, thermal coal. The combined current production is 22mtpa of which Anglo Coal's attributable share will increase from 4.2mtpa to 7.3mtpa. Opportunities exist to expand the combined operation and further reduce unit operating costs.

Proven reserves of CZN and CdelC total 400 million tonnes, with additional probable reserves of 550 million tonnes. The total resources, including mineable reserves, exceed 2.5 billion tonnes.

For further information:

Anglo American - London

Investor Relations	Media Relations
Nick von Schirnding	Kate Aindow
Tel: +44 20 7698 8540	Tel: +44 20 7698 8619

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001
Mobile: +27 82 448 2684	Mobile: +27 82 775 5520

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)